UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:	☐ Yes	☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	n/a

Retention of Financial Advisor

     ChinaGrowth North Acquisition Corporation (“CGNAC”) has retained EarlyBird Capital, Inc. as a financial advisor to assist CGNAC in connection with various aspects of CGNAC’s proposed business combination with UIB Group Limited. In consideration of the foregoing services, CGNAC has paid EarlyBird Capital a cash retainer fee of $20,000 and has agreed to pay a cash fee at the closing of the business combination with UIB Group Limited of $480,000. CGNAC will also reimburse EarlyBird Capital for all of its out of pocket expenses incurred in connection therewith at levels customary for EarlyBird Capital in similar assignments.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: November 12, 2008	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer